SEC(08031161 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANTHEDGEPOINT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY, SUITE 1915
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY TUDISCO (212) 514 8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 3RD AVENUE, 16TH FL. (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

SEC Mail Processing Section
APR 01 2008
Washington, DC
102

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GEOFFREY JUDISCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANTHEDGEPOINT SECURITIES LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

Melissa Hays
Notary Public State of New York
No. 01HA6174888
Qualified in Suffolk County
Commission Expires 10/01/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of
VanthedgePoint Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
VanthedgePoint Securities, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

We have audited the accompanying statement of financial condition of VanthedgePoint Securities, LLC (the "Company") (a wholly-owned subsidiary of VanthedgePoint Group, Inc.) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VanthedgePoint Securities, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
March 29, 2008

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

VANTHEDGEPOINT SECURITIES, LLC
(A Wholly-Owned Subsidiary of VanthedgePoint Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 945,722	
Receivables from clearing organizations	17,457,868	
Customer reserve balance with clearing organization	14,758,779	
Receivables from customers held at clearing organizations	3,607,950	
Deposit with clearing organization	101,965	
Interest receivables from clearing organizations	149,877	
Other receivables	98,276	
Security deposits	29,705	
TOTAL ASSETS		$ 37,150,142

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payables to customers held at clearing organizations	$ 35,926,562	
Accounts payable and accrued expenses	244,486	
TOTAL LIABILITIES		$ 36,171,048
CONTINGENCIES		
MEMBER'S EQUITY		979,094
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 37,150,142

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Nature of Business
VanthedgePoint Securities, LLC (the "Company" or "LLC") is a wholly-owned subsidiary of VanthedgePoint Group, Inc. (the "Parent"). The Company is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides a range of services to the investing community including hedge funds, funds of hedge funds and their investment managers. The Company is a securities broker dealer providing trade execution, equity financing, cash management, and capital introduction to its customers. The Company utilizes the services of established clearing agents where it clears trades on an omnibus basis.

NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

Securities Transactions
Customer security transactions are recognized on a trade date basis.

Income Taxes
The Company is member of a group of affiliated companies joining with the Parent entity in filing consolidated Federal and State income tax returns. Effective September 16, 2006, the Parent has elected to be treated as a C-corporation instead of a Limited Liability Company. Pursuant to an informal tax allocation arrangement, the Company is allocated its share of Federal, State and Local income tax liability as if it were a separate taxpayer from the Parent.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company also recognizes deferred tax assets for future tax benefits, to the extent that realization of such benefits is more likely than not.

NOTE 2 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Concentrations of Risk

The Company is engaged in a broad range of securities brokerage services to a diverse institutional clientele. That clientele consists mainly of small and emerging hedge funds. Hedge funds are unregistered private investment pools that invest and trade in different markets. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks, hedge funds and other financial institutions. The Company uses two clearing brokers to process transactions. The clearing brokers maintain one account in the name of the Company and maintain that account on a commission basis. The Company is responsible for maintaining the records but not the funds of each of its individual customer accounts. The Company is extended credit from the clearing brokers and subsequently extends credit to its customers, which is secured by cash and securities in the customer's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties.

Securities sold, but not yet purchased, commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company's customers must acquire the securities at market prices, which may exceed the values reflected on the statement of financial condition.

In the normal course of business, the Company's customer activities involve the execution and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Risk, continued
The Company maintains cash and cash equivalents with major financial institutions. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company has cash and cash equivalents balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2007. The Company believes it is not exposed to any significant credit risks associated with cash and cash equivalents.

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2008, but is not required to reflect that adoption in its financial statements until the issuance of its financial statements for the year ending December 31, 2008. The Company is currently evaluating the impact of the application of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the application of this Statement.

NOTE 3 - Liquidity and Management's Plans

During the year ended December 31, 2007, the Company incurred a net loss of $1,670,665, used cash in operating activities of $1,617,570 and incurred a reduction in excess net capital from $662,786 at December 31, 2006 to $404,913 at December 31, 2007. The Company requires continued financial support from the Parent in order to maintain excess net capital required to sustain the business and to fund operations due to the losses incurred.

In order to provide continued financial support for the Company, on March 25, 2008, the Parent signed a letter of intent with potential investors to provide $2,000,000 of funding to be utilized for the operations of the Company. The potential investors required the Company to enter into an agreement with a new clearing organization as one of the significant closing conditions to consummate the funding. The Company entered into this agreement with the new clearing organization on February 8, 2008. This new clearing agreement will require the Company to make a deposit of $500,000, the funds for which will be derived from the potential investors in the transaction with the Parent. The Company's management believes the new clearing agreement will allow the Company to increase its customer base and provide services to its existing customers that it was previously unable to provide. Management intends to utilize the remaining proceeds from the potential investors in the Parent to maintain the operations of the Company.

The Company's management believes that the funding from the potential investors in the Parent, along with improved operating results to be derived from new customer relationships and expanded relationships with existing customers and close monitoring of expenses will enable the Company to generate positive cash flows from operations for the year ending December 31, 2008.

NOTE 4 - Clearing Agreements and Customer Balances at Clearing Organizations

The Company has entered into agreements with financial institutions to provide clearing and custody services on behalf of its customers. The receivable from clearing brokers includes amounts due on cash and margin transactions that are held at the clearing brokers. Securities owned by customers are held as collateral for such receivables. This collateral is not reflected in the accompanying financial statement.

NOTE 4 - Clearing Agreements and Customer Balances at Clearing Organizations, continued

The following represents a summary of customer balances at clearing organizations:

Receivables from clearing organizations	$17,457,868
Customer reserve balance with clearing organizations	14,758,779
Receivables from customers held at clearing organizations	3,607,950
Deposit with clearing organizations	101,965
Payables to customer held at clearing organizations	(35,926,562)
Total	$ --

NOTE 5 - Net Capital Requirements and Regulatory Compliance Matters

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1). The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items in accordance with SEC rule 15c3-3. At December 31, 2007, the Company's net capital amounted to $851,113, which was $404,913 in excess of its required net capital of $446,200.

On December 7, 2007, the Company received a comment letter from the Securities and Exchange Commission ("SEC") relating to various violations of rules and regulations promulgated under the Exchange Act, the Federal Reserve Board and FINRA. These deficiencies included failure to maintain net capital at various points in time during 2007, improper loans to affiliates, lack of the physical possession or control of certain customer fully paid for securities, incorrect calculations of reserve computations and various other deficiencies.

On January 4, 2008, the Company filed a response to the SEC comment letter dated December 7, 2007. The Company's response letter included detailed procedures and descriptions in connection with the deficiencies noted in the SEC comment letter.

NOTE 6 - Member's Equity

During 2007, the Parent paid for $276,885 of expenses on behalf of the Company that were contributed to capital by the Parent.

END